

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2015

Mr. Michael R. Bourque, Jr.
Executive Vice President and Chief Financial Officer
Ocwen Financial Corporation
1000 Abernathy Road NE, Suite 210
Atlanta, Georgia 30328

Re: **Ocwen Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed May 11, 2015
File No. 001-13219

Dear Mr. Bourque:

We have completed our review of your filing and your proposed changes to future disclosure. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services